# Dreyfus Premier Small Cap Equity Growth Fund

**ANNUAL REPORT** September 30, 2007



**D**reyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



Dreyfus Premier Small Cap Equity Growth Fund

# The Fund

## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this report for Dreyfus Premier Small Cap Equity Growth Fund, covering the period from the fund's inception on November 15, 2006, through the end of the reporting period on September 30, 2007.

An intensifying credit crisis over the summer of 2007 produced heightened turbulence in U.S. financial markets. As credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the financial markets, investors' appetite for risk shifted from ample to cautious. This change led to sharp stock market declines in July and early August. However, rate cuts from the Federal Reserve Board (the "Fed") in August and September seemed to restore investor confidence, and some equity market indices ended the reporting period near their all-time highs.

It appears that the downside risks to the U.S. economy have increased, with the housing recession and consumer slowdown likely to be more intense than previously expected. Plus, a weakening U.S. dollar and rising commodities and energy prices have given the Fed the daunting task of balancing both inflationary concerns and the risk of an economic slowdown simultaneously. In our view, we believe that the U.S. economy is still quite resilient and the Fed's recent actions are likely to continue to produce opportunities for some market sectors and additional challenges for others. Since each investor's situation is unique, we encourage you to talk about these investment matters with your financial advisor, who can help you make the right adjustments for your portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
October 15, 2007

2



## DISCUSSION OF FUND PERFORMANCE

*For the period from the fund's inception on November 15, 2006, through September 30, 2007, as provided by Robert Natale, Portfolio Manager, of Bear Stearns Asset Management Inc., Sub-Investment Adviser*

### Fund and Market Performance Overview

U.S. stocks proved volatile during the reporting period, rising at times on the strength of continued economic growth, and falling at other times due to concerns regarding the sustainability of that growth. On balance, however, positive investor sentiment outweighed negative sentiment, driving the markets near record territory by September 30, 2007. Growth-oriented stocks generally outperformed their value-oriented counterparts, a trend that favored the fund and its growth-tilted investment universe. Strong relative performance in the financials, health care and energy sectors enabled the fund to outpace slightly the benchmark's returns.

From the fund's inception on November 15, 2006, through September 30, 2007, Dreyfus Premier Small Cap Equity Growth Fund produced total returns of 8.40% for Class A shares, 7.68 for Class C shares, 8.64% for Class I shares and 8.16% for Class T shares.[1] This compares with the fund's benchmark, the Russell 2000 Growth Index, which produced a total return of 8.19% from November 15, 2006, through the end of the reporting period on September 30, 2007.[2]

### The Fund's Investment Approach

The fund seeks long-term capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in equity securities of small companies. When selecting stocks, we look for leading small-cap growth companies with sustainable competitive advantages. We screen companies to create a portfolio of small growth companies that, on average, possess earnings growth potential above that of the Russell 2000 Growth Index but that, in aggregate, trade at valuations below the benchmark. Our investment process was designed to produce a portfolio of stocks with a combined P/E to growth ratio less than that of the Russell 2000 Growth Index, better-than-average fair value characteristics, and above-average projected 12-month returns based on discounted cash flow analysis.

### Individual Stock Selections Bolstered Returns

Despite heightened market volatility in July and August stemming from a credit crisis in U.S. fixed-income markets, small-cap stocks generally advanced during the reporting period on the strength of ongoing domestic and global economic growth, which helped support corporate earnings in a variety of industry groups.

The fund participated fully in the market's gains, as our investment process identified notably strong stocks in the financials, energy and health care sectors. Among financial stocks, investment management and advisory service provider Epoch Holding proved particularly beneficial, rising sharply after reporting substantial gains in assets under management. Similarly, good relative returns in the energy sector were generated by a single holding, offshore driller Atwood Oceanics, which climbed higher on the strength of rising oil prices and robust industrial demand for energy.

In the health care area, Third Wave Technologies, which produces DNA and RNA analytic products for medical and agricultural applications, gained ground in response to new product introductions and greater investor interest in the company's potential. Cytyc, a diagnostic and surgical device maker focused primarily on women's health issues, rose sharply after the company received an attractive buy-out offer from Hologic. These and other health care gains more than made up for the fund's losses in biopharmaceutical developer Nuvelo, which saw a key drug under development fail in clinical trials, thereby prompting the fund to sell its shares.

### Sub-Prime Concerns Undermined Gains

In July and August 2007, the deepening crisis in housing and sub-prime credit markets took a toll on the broader financial markets. Although stocks recovered somewhat after the Federal Reserve Board (the "Fed") sharply cut key interest rates in August and September, the downturn offset some of the fund's earlier gains and detracted from its performance relative to the benchmark.

The fund's technology investments, which had enhanced returns earlier in the reporting period, suffered disproportionately during the late summer months. Some holdings, such as Internet website operator SourceForge and semiconductor parts manufacturer AXT, were hurt by company-specific problems that led us to sell the fund's shares. Others, such as semiconductor equipment maker MKS Instruments, declined largely due to negative market sentiment, despite meeting earnings expectations and displaying strong business fundamentals.

### Prepared for a Favorable Environment

We believe that the Fed's evident determination to limit the adverse effects of problems in the housing and sub-prime credit markets has created a favorable environment for economically sensitive, growth-oriented stocks. While the fund's premature positioning for this development undermined returns in much of the third quarter of 2007, we believe performance is likely to benefit from the current environment, as it did during the final weeks of the reporting period.

We believe growth will do better than value over the intermediate term. As of the reporting period's end, we have maintained the fund's modestly overweighted exposure to technology and consumer discretionary stocks, which are among the largest sectors in the Russell 2000 Growth Index. The fund had an underweight exposure to the traditionally defensive health care sector as of 9/30/07, but we intend to replenish our exposure there after taking profits in a number of positions. Of course, trend-based sector weightings represent only one aspect of the fund's investment process. We also conduct intensive evaluations of individual stocks, seeking the most attractive investment candidates that meet our rigorous valuation criteria.

October 15, 2007

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through September 30, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, return figures would have been lower.*

[2]  *SOURCE: Bloomberg — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Growth Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Small Cap Equity Growth Fund Class A shares, Class C shares, Class I shares and Class T shares and the Russell 2000 Growth Index

† Source: Lipper Inc.

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A, Class C, Class I and Class T shares of Dreyfus Premier Small Cap Equity Growth Fund on 11/15/06 (inception date) to a $10,000 investment made in the Russell 2000 Growth Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares, the applicable contingent deferred sales charge on Class C shares and all other applicable fees and expenses on all classes. The Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Actual Aggregate Total Returns *as of 9/30/07*

|  | Inception Date | From Inception |
|---|---|---|
| **Class A shares** | | |
| *with maximum sales charge (5.75%)* | **11/15/06** | **2.19%** |
| *without sales charge* | **11/15/06** | **8.40%** |
| **Class C shares** | | |
| *with applicable redemption charge †* | **11/15/06** | **6.68%** |
| *without redemption* | **11/15/06** | **7.68%** |
| **Class I shares** | **11/15/06** | **8.64%** |
| **Class T shares** | | |
| *with applicable sales charge (4.5%)* | **11/15/06** | **3.29%** |
| *without sales charge* | **11/15/06** | **8.16%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Small Cap Equity Growth Fund from April 1, 2007 to September 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended September 30, 2007

|  | Class A | Class C | Class I | Class T |
|---|---|---|---|---|
| Expenses paid per $1,000† | $    8.30 | $    12.05 | $    7.05 | $    9.55 |
| Ending value (after expenses) | $1,005.90 | $1,002.20 | $1,007.40 | $1,004.50 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended September 30, 2007

|  | Class A | Class C | Class I | Class T |
|---|---|---|---|---|
| Expenses paid per $1,000† | $    8.34 | $    12.11 | $    7.08 | $    9.60 |
| Ending value (after expenses) | $1,016.80 | $1,013.04 | $1,018.05 | $1,015.54 |

† *Expenses are equal to the fund's annualized expense ratio of 1.65% for Class A, 2.40% for Class C, 1.40% for Class I and 1.90% for Class T; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

8

# STATEMENT OF INVESTMENTS
September 30, 2007

| Common Stocks–99.1% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary–22.4%** | | |
| Bluefly | 175,900 a,b | 160,069 |
| Carter's | 6,000 b | 119,700 |
| Charter Communications, Cl. A | 54,900 a,b | 141,642 |
| Denny's | 37,820 a,b | 151,280 |
| Einstein Noah Restaurant Group | 12,590 b | 236,062 |
| GSI Commerce | 6,900 b | 183,540 |
| Jamba | 24,100 a,b | 169,423 |
| Mediacom Communications | 16,100 a,b | 113,505 |
| Panera Bread, Cl. A | 3,500 a,b | 142,800 |
| Value Line | 3,120 | 153,722 |
| Weyco Group | 6,175 | 193,957 |
| | | **1,765,700** |
| **Energy–2.1%** | | |
| Atwood Oceanics | 2,200 b | **168,432** |
| **Financial–8.7%** | | |
| Canaccord Capital | 7,820 | 149,305 |
| Epoch Holding | 15,304 b | 215,480 |
| Waddell & Reed Financial, Cl. A | 5,950 | 160,829 |
| Winthrop Realty Trust | 24,000 | 161,520 |
| | | **687,134** |
| **Health Care–16.3%** | | |
| A.D.A.M | 20,755 b | 161,681 |
| Alfacell | 10,800 a,b | 22,572 |
| Cell Genesys | 10,900 b | 41,638 |
| Dendreon | 3,800 a,b | 29,222 |
| ev3 | 9,000 b | 147,780 |
| Favrille | 9,300 a,b | 28,365 |
| Genitope | 12,900 a,b | 57,792 |
| Introgen Therapeutics | 6,860 a,b | 28,606 |
| Luminex | 12,750 a,b | 192,270 |
| Orthofix International | 3,625 b | 177,516 |
| Third Wave Technologies | 25,850 b | 223,085 |
| WebMD Health, Cl. A | 3,400 a,b | 177,140 |
| | | **1,287,667** |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Industrial−14.8%** | | | |
| Actuant, Cl. A | 2,800 | | 181,916 |
| American Superconductor | 1,990 | a,b | 40,755 |
| Coeur d'Alene Mines | 44,035 | a,b | 166,893 |
| Curtiss-Wright | 3,300 | | 156,750 |
| Flow International | 17,025 | b | 150,161 |
| Genesee & Wyoming, Cl. A | 5,000 | b | 144,200 |
| Hurco Companies | 2,934 | b | 158,612 |
| MKS Instruments | 8,645 | b | 164,428 |
| | | | **1,163,715** |
| **Information Technology−23.8%** | | | |
| 8x8 | 119,395 | a,b | 149,244 |
| Art Technology Group | 61,100 | b | 184,522 |
| Commvault Systems | 9,360 | b | 173,347 |
| Digital River | 3,420 | b | 153,045 |
| Foundry Networks | 9,100 | b | 161,707 |
| Internap Network Services | 10,550 | b | 149,494 |
| Kaboose | 68,475 | b | 174,270 |
| Local.com | 27,425 | a,b | 177,988 |
| StockerYale | 50,725 | b | 68,479 |
| TheStreet.com | 13,900 | | 168,329 |
| ValueClick | 7,380 | b | 165,755 |
| Visual Sciences | 10,400 | b | 150,176 |
| | | | **1,876,356** |
| **Materials−5.6%** | | | |
| Haynes International | 2,155 | b | 183,972 |
| Nanophase Technologies | 11,895 | b | 79,102 |
| RTI International Metals | 2,200 | b | 174,372 |
| | | | **437,446** |
| **Telecommunications−3.7%** | | | |
| Harmonic | 14,179 | b | 150,439 |
| Mattson Technology | 16,450 | b | 142,293 |
| | | | **292,732** |
| **Utilities−1.7%** | | | |
| Calpine | 87,500 | a,b | **131,250** |
| **Total Common Stocks** | | | |
| (cost $7,384,043) | | | **7,810,432** |

| Other Investment−.8% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $60,000) | 60,000 c | **60,000** |
| **Investment of Cash Collateral for Securities Loaned−23.2%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $1,828,038) | 1,828,038 c | **1,828,038** |
| **Total Investments** (cost $9,272,081) | **123.1%** | **9,698,470** |
| **Liabilities, Less Cash and Receivables** | **(23.1%)** | **(1,821,355)** |
| **Net Assets** | **100.0%** | **7,877,115** |

[a]  All or a portion of these securities are on loan. At September 30, 2007, the total market value of the fund's securities on loan is $1,268,393 and the total market value of the collateral held by the fund is $1,828,038.

[b]  Non-income producing security.

[c]  Investment in affiliated money market mutual fund.

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Money Market Investments | 24.0 | Materials | 5.6 |
| Information Technology | 23.8 | Telecommunications | 3.7 |
| Consumer Discretionary | 22.4 | Energy | 2.1 |
| Health Care | 16.3 | Utilities | 1.7 |
| Industrial | 14.8 | | |
| Financial | 8.7 | | **123.1** |

[†]  Based on net assets.

See notes to financial statements.

## STATEMENT OF ASSETS AND LIABILITIES
September 30, 2007

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $1,268,393)–Note 1(b): | | |
|     Unaffiliated issuers | 7,384,043 | 7,810,432 |
|     Affiliated issuers | 1,888,038 | 1,888,038 |
| Cash | | 34,216 |
| Receivable for shares of beneficial interest subscribed | | 18,851 |
| Dividends and interest receivable | | 7,308 |
| Prepaid expenses | | 30,602 |
| | | **9,789,447** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 2(c) | | 547 |
| Liability for securities on loan–Note 1(b) | | 1,828,038 |
| Payable for investment securities purchased | | 49,535 |
| Accrued expenses | | 34,212 |
| | | **1,912,332** |
| **Net Assets ($)** | | **7,877,115** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 7,453,930 |
| Accumulated net realized gain (loss) on investments | | (3,204) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 426,389 |
| **Net Assets ($)** | | **7,877,115** |

### Net Asset Value Per Share

| | Class A | Class C | Class I | Class T |
|---|---|---|---|---|
| Net Assets ($) | 6,193,322 | 1,036,280 | 352,944 | 294,569 |
| Shares Outstanding | 457,171 | 76,992 | 25,996 | 21,790 |
| **Net Asset Value Per Share ($)** | **13.55** | **13.46** | **13.58** | **13.52** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

From November 15, 2006
(commencement of operations) to September 30, 2007

## Investment Income ($):

**Income:**

Cash dividends (net of $138 foreign taxes withheld at source):

| | |
|---|---:|
| Unaffiliated issuers | 26,266 |
| Affiliated issuers | 4,008 |
| Interest | 2,623 |
| Income from securities lending | 9,351 |
| **Total Income** | **42,248** |
| **Expenses:** | |
| Management fee–Note 2(a) | 51,328 |
| Auditing fees | 28,421 |
| Shareholder servicing costs–Note 2(c) | 15,192 |
| Prospectus and shareholders' reports | 8,138 |
| Registration fees | 6,774 |
| Distribution fees–Note 2(b) | 4,085 |
| Custodian fees–Note 2(c) | 2,745 |
| Legal fees | 1,230 |
| Trustees' fees and expenses–Note 2(d) | 430 |
| Miscellaneous | 51,176 |
| **Total Expenses** | **169,519** |
| Less–reduction in management fee due to undertaking–Note 2(a) | (70,948) |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (1,324) |
| **Net Expenses** | **97,247** |
| **Investment (Loss)–Net** | **(54,999)** |

### Realized and Unrealized Gain (Loss) on Investments–Note 3 ($):

| | |
|---|---:|
| Net realized gain (loss) on investments and foreign currency transactions | (3,200) |
| Net unrealized appreciation (depreciation) on investments | 426,389 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **423,189** |
| **Net Increase in Net Assets Resulting from Operations** | **368,190** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

From November 15, 2006
(commencement of operations) to September 30, 2007

| | |
|---|---:|
| **Operations ($):** | |
| Investment (loss)−net | (54,999) |
| Net realized gain (loss) on investments | (3,200) |
| Net unrealized appreciation (depreciation) on investments | 426,389 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **368,190** |
| **Capital Stock Transactions ($):** | |
| Net proceeds from shares sold: | |
| Class A | 6,077,080 |
| Class C | 1,090,337 |
| Class I | 349,550 |
| Class T | 272,620 |
| Cost of shares redeemed: | |
| Class A | (212,139) |
| Class C | (48,523) |
| Class I | (20,000) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **7,508,925** |
| **Total Increase (Decrease) in Net Assets** | **7,877,115** |
| **Net Assets ($):** | |
| Beginning of Period | − |
| **End of Period** | **7,877,115** |
| **Capital Share Transactions (Shares):** | |
| **Class A** | |
| Shares sold | 473,275 |
| Shares redeemed | (16,104) |
| **Net Increase (Decrease) in Shares Outstanding** | **457,171** |
| **Class C** | |
| Shares sold | 80,475 |
| Shares redeemed | (3,483) |
| **Net Increase (Decrease) in Shares Outstanding** | **76,992** |
| **Class I[a]** | |
| Shares sold | 27,501 |
| Shares redeemed | (1,505) |
| **Net Increase (Decrease) in Shares Outstanding** | **25,996** |
| **Class T** | |
| **Shares sold** | **21,790** |

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for each share class for the period from November 15, 2006 (commencement of operations) to September 30, 2007. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

|  | Class A Shares | Class C Shares | Class I Shares[a] | Class T Shares |
|---|---|---|---|---|
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.50 | 12.50 | 12.50 | 12.50 |
| Investment Operations: | | | | |
| Investment (loss)−net[b] | (.11) | (.19) | (.08) | (.14) |
| Net realized and unrealized gain (loss) on investments | 1.16 | 1.15 | 1.16 | 1.16 |
| Total from Investment Operations | 1.05 | .96 | 1.08 | 1.02 |
| Net asset value, end of period | 13.55 | 13.46 | 13.58 | 13.52 |
| **Total Return (%)** | 8.40[c] | 7.68[c] | 8.64 | 8.16[c] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets[d] | 2.91 | 3.76 | 2.67 | 3.13 |
| Ratio of net expenses to average net assets[d] | 1.65 | 2.40 | 1.40 | 1.90 |
| Ratio of net investment (loss) to average net assets[d] | (.91) | (1.67) | (.66) | (1.14) |
| Portfolio Turnover Rate | 104.81 | 104.81 | 104.81 | 104.81 |
| Net Assets, end of period ($ x 1,000) | 6,193 | 1,036 | 353 | 295 |

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Small Cap Equity Growth Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds I (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering six series, including the fund, which commenced operations on November 15, 2006. The fund's investment objective seeks to provide long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Bear Stearns Asset Management Inc. ("BSAM"), serves as the fund's sub-investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of beneficial interest in each of the following classes of shares: Class A, Class C, Class I and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation for certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At September 30, 2007, the components of accumulated earnings on a tax basis were as follows: unrealized appreciation $424,673. In addition, the fund has $1,488 of capital losses realized after October 31, 2007 which were deferred for tax purposes to the first day of the following fiscal year.

During the period ended September 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency transactions and net operating losses, the fund increased accumulated undistributed investment income-net $54,999, decreased accumulated net realized gain (loss) on investment by $4 and decreased paid-in capital by $54,995. Net assets and net asset value per share were not affected by this reclassification.

### NOTE 2—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Dreyfus, the management fee is computed at the annual rate of .90% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund through September 30, 2008, so that the expenses of each such class, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the fund's average daily net assets. The reduction in the management fees, pursuant to the undertaking, amounted to $70,948 during the period ended September 30, 2007.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and BSAM, Dreyfus pays BSAM a fee payable monthly at the annual rate of .45% of the value of the fund's average daily net assets.

During the period ended September 30, 2007, the Distributor retained $2,265 from commissions earned on sales of the fund's Class A shares.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2007, Class C and Class T shares were charged $3,450 and $635, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2007, Class A, Class C and Class T shares were charged $11,740, $1,150 and $635, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2007, the fund was charged $986 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. The custody fees charged for the period ended September 30, 2007 were $2,745.

During the period ended September 30, 2007, the fund was charged $4,579 for services performed by the Chief Compliance Officer.

The components of "Due From The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $5,730, Rule 12b-1 distribution plan fees $691, shareholder services plan fees $1,520, custodian fees $795, chief compliance officer fees $2,411, and transfer agency per account fees $232 which are offset against an expense reimbursement currently in effect in the amount of $10,832.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 3—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales of investment securities, during the period ended September 30, 2007 amounted to $14,034,954 and $6,647,743, respectively.

At September 30, 2007, the cost of investments for federal income tax purposes was $9,273,797; accordingly, accumulated net unrealized appreciation on investments was $424,673, consisting of $855,019 gross unrealized appreciation and $430,346 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier Small Cap Equity Growth Fund**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Small Cap Equity Growth Fund (one of the funds comprising Dreyfus Premier Manager Funds I) as of September 30, 2007, and the related statement of operations, changes in net assets and the financial highlights for the period from November 15, 2006 (commencement of operations) to September 30, 2007. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the financial highlights assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above and audited by us present fairly, in all material respects, the financial position of Dreyfus Premier Small Cap Equity Growth Fund at September 30, 2007, the results of its operations, the changes in its net assets, and the financial highlights for the period from November 15, 2006 to September 30, 2007, in conformity with U.S generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
November 14, 2007

**Joseph S. DiMartino (63)**
**Chairman of the Board (2003)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 163

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**Peggy C. Davis (64)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 65

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**David P. Feldman (67)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

*No. of Portfolios for which Board Member Serves:* 49

**James F. Henry (76)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

*Other Board Memberships and Affiliations:*
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

*No. of Portfolios for which Board Member Serves:* 40

———————

**Ehud Houminer (67)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
- Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

*No. of Portfolios for which Board Member Serves:* 67

———————

**Gloria Messinger (77)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 40

## Dr. Martin Peretz (68)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

*Other Board Memberships and Affiliations:*
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Advisor
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

*No. of Portfolios for which Board Member Serves:* 40

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## Anne Wexler (77)
## Board Member (2003)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 49

---

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*Dr. Paul A. Marks, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

**PHILLIP N. MAISANO, Executive Vice President since July 2007.**

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SALVIOLO, Assistant Treasurer since May 2007.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

**ROBERT SVAGNA, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier
Small Cap Equity
Growth Fund**
200 Park Avenue
New York, NY 10166

**Investment Advisor**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Sub-Investment Advisor**

Bear Stearns Asset Management, Inc.
383 Madison Avenue
New York, NY 10179

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbols:**   Class A: DGWAX   Class C: DGWCX   Class I: DGWRX
                      Class T: DGWTX

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**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
          144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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